December 21, 2018

VIA EDGAR AND E-MAIL

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	The Bank of Nova Scotia

Registration Statement on Form F-3

File No. 333-228614

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The Bank of Nova Scotia hereby requests that the effective date of the above-referenced Registration Statement on Form F-3, as amended by Pre-Effective Amendment No. 1, be accelerated to 9:00 a.m. Eastern Time, on December 26, 2018, or as soon as practicable thereafter. The Registrant expects to file Pre-Effective Amendment No. 1 early on December 26, 2018.

We request that we be notified of such effectiveness by a telephone call to our counsel Jason R. Lehner at (416) 360-2974. Thank you for your attention to this matter.

Very truly yours,

THE BANK OF NOVA SCOTIA

By:	/s/ Andrew Branion
Name:	Andrew Branion
Title:	Executive Vice-President & Group Treasurer

cc:	Jason R. Lehner, Esq.

Shearman & Sterling LLP